Exhibit 99.1

AMENDMENT NO. 2 TO TRANSACTION SUPPORT AGREEMENT

This amendment, dated as of October 21, 2025 (this “Amendment”), to that certain Transaction Support Agreement, dated as of August 21, 2025 as amended September 17, 2025 (together with all exhibits, schedules, and attachments thereto, and as may be further amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the terms thereof, the “Transaction Support Agreement”), is entered into by and among (i) the Company and (ii) the undersigned Consenting Convertible Noteholders. The Company and the undersigned Consenting Convertible Noteholders are each, a “Party” and, collectively, are the “Parties”. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Transaction Support Agreement.

WHEREAS, pursuant to Section 12(b) of the Transaction Support Agreement, except as otherwise expressly provided for therein, the Transaction Support Agreement may be modified, amended, or supplemented in a writing signed by the Company and the Required Consenting Convertible Noteholders;

WHEREAS, the undersigned Consenting Convertible Noteholders constitute the Required Consenting Convertible Noteholders for purposes of the Transaction Support Agreement and to effect the amendments set forth herein; and

WHEREAS, the Parties desire to amend the Transaction Support Agreement (including the exhibits attached thereto) as set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.               Amendments. Each of the Parties hereby agrees that, effective upon the Amendment Effective Date (as defined below), all references in Section 11 to October 21, 2025 in the Transaction Support Agreement shall be amended to instead refer to October 23, 2025.

2.               Agreement to be Bound. Each of the Parties hereby agrees to be bound by all of the terms of the Transaction Support Agreement as amended or modified by the terms hereof.

3.               Representations and Warranties.

(a)             Each of the Parties, severally and not jointly, represents and warrants to each other Party, as of the Amendment Effective Date (as defined below): (i) it is validly existing and in good standing under the laws of the state or province of its organization, and this Amendment is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by law or equity; and (ii) it has all requisite corporate or other power and authority to enter into, execute, and deliver this Amendment and to perform its respective obligations under this Amendment.

(b)             Each Consenting Convertible Noteholder party hereto, severally and not jointly, represents and warrants to the Company that, as of the date hereof, such Consenting Convertible Noteholder is (i) the beneficial or record owner (or is the nominee, investment manager, or advisor for beneficial holders) of the principal amount or number of the Company Claims set forth below its name on its signature page hereto, and (ii) has full power and authority to vote on and consent to matters concerning such Company Claims, or to exchange, assign, and Transfer such Company Claims, and to bind the beneficial owners of such Company Claims to any such vote, consent, exchange, assignment, or Transfer.

4.               Effectiveness. This Amendment shall become effective and binding upon the Parties and the other Consenting Convertible Noteholders when counterpart signature pages to this Amendment have been executed and delivered by the Company and the Required Consenting Convertible Noteholders (the date and time this Amendment becomes effective, the “Amendment Effective Date”). Signature pages executed by the undersigned Consenting Convertible Noteholders shall be delivered to (i) each of the other Consenting Convertible Noteholders party hereto and (ii) the Company. As set forth in the Transaction Support Agreement, the Company shall not make public the identity of any Consenting Convertible Noteholders, unless such disclosure is required by applicable law or legal process (in which case the Company shall, to the extent permitted by law, provide each applicable Consenting Convertible Noteholder with notice of such disclosure a reasonable period of time in advance of such disclosure so that each such Consenting Convertible Noteholder may seek protective measures, if desired).

5.               Miscellaneous.

(a)             Except as expressly provided herein, this Amendment shall not, by implication or otherwise, alter, modify, amend, or in any way affect any of the obligations, covenants or rights contained in the Transaction Support Agreement, all of which are ratified and confirmed in all respects by the Parties and shall continue in full force and effect.

(b)             Each reference to the Transaction Support Agreement hereafter made in any document, agreement, instrument, notice, or communication shall mean and be a reference to the Transaction Support Agreement as amended and modified hereby.

(c)             THIS AMENDMENT AND ANY CLAIMS, CONTROVERSIES, DISPUTES, OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AMENDMENT ARE TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION, OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT, TORT, OR OTHERWISE, IN ANY WAY RELATING TO THIS AMENDMENT, IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION, OR PROCEEDING MAY BE HEARD AND DETERMINED IN NEW YORK STATE COURT, OR, TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT.

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(d)             This Amendment, together with the Transaction Support Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect to such subject matter. Each reference to the Transaction Support Agreement hereafter made in any document, agreement, instrument, filing, pleading, notice, or communication shall mean and be a reference to the Transaction Support Agreement as amended and modified hereby (unless otherwise specified).

(e)             The Section captions herein are for convenience of reference only, do not constitute part of this Amendment and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(f)              In the event the terms and conditions as set forth in the Transaction Support Agreement and this Amendment are inconsistent, the terms and conditions of this Amendment shall control.

(g)             For the convenience of the Parties, this Amendment may be executed and delivered (by facsimile or PDF signature) in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(h)             If any term, condition or other provision of this Amendment is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other terms, conditions, and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any Party. Upon such determination that any term, condition, or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

[Remainder of Page Intentionally Left Blank.]

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IN WITNESS WHEREOF, each Party has caused this Amendment to be duly executed and delivered as of the date first written above.

ELECTRA BATTERY MATERIALS CORPORATION

By: (signed) “Trent Mell”
Name: Trent Mell
Title: President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Transaction Support Agreement]

Whitebox Relative Value Partners, LP

By: (signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

[Signature Page to Amendment No. 2 to Transaction Support Agreement]

Whitebox GT Fund, LP

By: (signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

[Signature Page to Amendment No. 2 to Transaction Support Agreement]

Whitebox Multi-Strategy Partners, LP

By: (signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

[Signature Page to Amendment No. 2 to Transaction Support Agreement]

Pandora Select Partners, LP

By: (signed) “Andrew Thau”
Name: Andrew Thau
Title: Managing Director

Address for Notices: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

[Signature Page to Amendment No.2 to Transaction Support Agreement]

Nineteen77 Global Multi Strategy Alpha Master Limited

By: UBS Asset Management (Americas) LLC, its investment manager

By: (signed) “Doyle Horn”
Name: Doyle Horn
Title: Director

By: (signed) “Jennifer Edelheit”
Name: Jennifer Edelheit
Title: Executive Director

Address for Notices: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

[Signature Page to Amendment No.2 to Transaction Support Agreement]

Highbridge Tactical Credit Master Fund, L.P.

By: Highbridge Capital Management, LLC, as Trading Manager and not in its individual capacity

By: (signed) “Steve Ardovini”
Name: Steve Ardovini
Title: Managing Director

Address for Notices: [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

[Signature Page to Amendment No.2 to Transaction Support Agreement]

Highbridge Tactical Credit Institutional Fund, Ltd.

By: Highbridge Capital Management, LLC, as Trading Manager and not in its individual capacity

By: (signed) “Steve Ardovini”
Name: Steve Ardovini
Title: Managing Director

Address for Notices:

Official Address (No Mail Please): [redacted]

Aggregate Principal Amounts Beneficially Owned or Managed on Account of:
2027 Notes Claims	[redacted – commercially sensitive]
2028 Notes Claims	[redacted – commercially sensitive]

Aggregate Principal Amounts of Bridge Notes Commitment:
Commitment	[redacted – commercially sensitive]

[Signature Page to Amendment No. 2 to Transaction Support Agreement]